Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	The AES Corporation
Form 10-K for the year ended December 31, 2008 Filed February 26, 2009 Definitive Proxy Statement on Schedule 14A Filed March 2, 2009
File No. 001-12291

Dear Mr. Anderegg:

On behalf of The AES Corporation (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated May 8, 2009 (the “Comment Letter”). For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for Fiscal year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

1.	You have discussed positive and negative trends throughout your MD&A disclosure; however, we note that in 2008 you earned $1.82 per share but that in 2007 you lost $.14 per share. It appears that two of the primary drivers in the difference related to major dispositions in 2008 and 2007. In 2008 you recorded an approximate $900 million gain (pre-tax) on the sale of your northern Kazakhstan businesses. In fiscal 2007 you recorded an approximate $680 millions loss on the sale of EDC which is reflected in discontinued operations. Please revise your MD&A disclosure to provide an expanded overview and assessment of these transactions in your discussion and analysis. Refer to Item 303(a) of Regulation S-K and the commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350, available at www.sec.gov.

COMPANY RESPONSE: The Company agrees that it will provide an expanded overview and assessment of the transactions identified by the Staff in the MD&A in its 2009 Form 10-K. The Company respectfully notes that the 2008 Form 10-K includes substantial disclosure regarding the impact of the Kazakhstan transaction on the Company’s results (pages 92, 94 and 97) and the EDC transaction (page 112). Nevertheless, the Company agrees that in its Form 10-K for the year ending December 31, 2009, it will include language which explains the impact of these transactions on net income for the period ended December 31, 2007 as compared to the period ended December 31, 2008, as well as the impact of the Kazakhstan transaction on net income for the period ended December 31, 2008 compared to the period ending December 31, 2009. In addition, in the Form 10-Qs for each of the periods ending June 30, 2009 and September 30, 2009, the Company will ensure that the impact of the Kazakhstan transaction is explained in its discussion of period over period results in the MD&A. The Company notes that its subsequent Form 10-Qs in 2009 will contain disclosures which compare results for 2008 against 2009, neither of which reflects the 2007 loss on the sale of EDC. However, as noted above, the Company will provide this information in its 2009 Form 10-K.

Exhibits, page 240

2.	We note that you filed several credit related agreements as material contracts under Item 601(b)(10) of Regulation S-K. We further note that for exhibits 10.20 and 10.21 you did not provide the appendixes, schedules and exhibits to these agreements. With your next current or periodic report, please file complete copies of these agreements, including all exhibits, appendixes, attachments and schedules to these agreements or advise why you are not required to file these documents. The above are examples only and not necessarily all inclusive. Please assure that your material contracts on file are complete.

COMPANY RESPONSE: With regard to the unsecured credit agreement filed as Exhibit 10.21, the Company recently reduced the size of this facility and disclosed the reduction in its Form 8-K dated April 21, 2009. Accordingly, the facility is no longer material to the Company and will not be included as an exhibit to its 2009 Form 10-K. In addition, the Company notes that Item 601(b)(2) of Regulation S-K states that, “schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” Although Exhibits 10.20 and 10.21 to the Company’s 2008 Form 10-K have been filed under Item 601(b)(10) of Regulation S-K, the Company believes that because the appendices, schedules and exhibits do not contain material information, the Company is not required to file these materials.

Definitive Proxy Statement on Schedule 14A

Proposal 1: Election of Directors, page 5

3.	Please revise to describe the business experience of Messrs. Lader and Rossotti for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

COMPANY RESPONSE: The Company agrees that it will provide information which explains the dates and/or duration of employment for Messrs. Lader and Rossotti in its 2010 proxy statement.

Compensation Discussion and Analysis, page 12

Targeted Compensation, page 13

4.	Please expand your disclosure to explain how the Compensation Committee’s focus on the survey data maintains the competitiveness of your compensation.

COMPANY RESPONSE: The Company agrees that it will expand its disclosure regarding the Compensation Committee’s focus on the survey data in its 2010 proxy statement. The Company currently discloses that the Peer Group data used by the Compensation Committee consists primarily of energy companies whose operations are limited to the U.S. The Company will expand this disclosure to explain that the Company has significant operations outside of the US which require executive talent. The Company will also disclose that it focuses on the survey data because it includes companies of comparable size (as measured by revenue) that have international operations who may compete with the Company for talent.

Process for Determining Compensation, page 13

5.	Please expand your disclosure to explain why the Compensation Committee reviewed survey data for the 25th, 50th, and 75th percentiles as compared to other percentiles.

COMPANY RESPONSE: The Company agrees that it will expand its disclosure in its 2010 proxy statement to indicate that the Compensation Committee reviews the 25th, 50th and 75th percentile range (as opposed to other percentiles) in order to be consistent with market practices employed in the analysis of survey data.

Performance Incentive Plan, page 15

6.	Please expand your disclosure to discuss any discretion that may be exercised in granting such cash awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

COMPANY RESPONSE: The Company has disclosed that performance incentive payments may range from 0% to 200% of the target payment, based upon the achievement of the performance goals. The Company will expand its disclosure to state that the Compensation Committee has not awarded performance incentive payments outside of this range (if true at the time of filing, as currently anticipated). The Company will disclose that, under the Company’s Performance Incentive Plan, the Compensation Committee shall not use discretionary authority to increase performance-based awards absent attainment of performance goals, in accordance with Section 162(m) of the Internal Revenue Code.

2008 LTC Plan Awards, page 21

7.	Please expand your disclosure to explain why the 2008 grants were allocated in the stated percentages.

COMPANY RESPONSE: The Company agrees that it will expand its disclosure in its 2010 proxy statement to explain the allocation, including disclosure which will indicate that the percentages were allocated based on (a) the Company’s review of market practice, and (b) an assessment of the long-term compensation allocation that properly emphasizes the goals of cash generation and share price appreciation in the long-term incentive program.

Employment, Severance and Change-in-Control Arrangements, page 25

8.	Please revise to explain the review process used by the Compensation Committee in evaluating the change-in-control and severance benefits of companies with executives in comparable positions.

COMPANY RESPONSE: The Company agrees that it will expand its disclosure in its 2010 proxy statement to explain the Compensation Committee’s review process in evaluating the change-in-control and severance benefits of companies with executives in comparable positions. The Company will disclose that in 2008 the Company’s outside compensation consultants provided to the Compensation Committee data which summarized change-in-control severance arrangements to provisions typically provided by other large, global companies. The data on the other large, global companies was based on disclosure of severance arrangements in their annual proxy statements. The Company will also disclose that its severance benefits are evaluated from time-to-time by reviewing data from general industry surveys as well as annual proxy statements for executives in comparable positions.

Change-in-Control Benefits Tax Gross-Up, page 26

9.	Please revise to also explain the review process used by the Compensation Committee in evaluating market practices in determining the gross-up provisions for change in control benefits.

COMPANY RESPONSE: The Company agrees that it will disclose that from time to time, the Company’s outside compensation consultants provide the Compensation Committee with data from general industry surveys regarding gross-up provisions for change-in-control benefits. The Compensation Committee reviews this data in its process of evaluating market practices.

Transactions with Related Persons, page 57

10.

We note that you do not have a single policy that covers transactions with related persons; however, it is not clear from your disclosure how transactions are reviewed and approved. For example, rather than referring to the Commission’s definition of “related party” please identify who is covered by your policies. Please also revise your disclosure to discuss whether related persons are required to seek approval prior to entering into a transaction. Further, disclose how you determine whether a related party is “interested” in a transaction. See Item 404(b) of Regulation S-K.

COMPANY RESPONSE: With regard to who is covered by the Company’s policies, the Company respectfully notes that the disclosure currently states that the Company’s Code of Conduct applies “to all AES individuals, including Officers and Directors…”, that the Nominating, Governance and Corporate Responsibility Charter requires that the Committee “consider questions of independence and possible conflicts of interest of members of the Board and Named Executive Officers…,” and the Corporate Governance Guidelines “require Directors to advise the Chairman of the Board and the Chairman of the Nominating, Governance and Corporate Responsibility Committee in advance of accepting an invitation to serve on other public company Boards of Directors and further provide that the Board shall review, at least annually, the relationships that each Director has with the Company…” The definition of “related persons” is referenced only to clarify that these disclosures are being made for “related persons” as required by Item 404(b) of Regulation S-K.

With regard to whether approval is required prior to entering the transaction, the disclosure currently states that “the Company encourages its people to seek advice before proceeding if there is any doubt regarding the appropriateness of an arrangement under the provisions of our Code of Conduct” and that where appropriate, the relevant Board Committee(s) “approves or ratifies” such transactions. The Company believes that these disclosures make it clear that while the Company encourages individuals to seek approval before entering transactions, where appropriate, it may ratify these transactions after the fact.

Finally, with regard to how the Company determines whether a related party is “interested” in a transaction, the Company could not identify any language in Item 404(b) which requires this disclosure. However, the Company believes that it has addressed “the types of transactions that are covered” by its policies as suggested in Item 404(b)(1)(i) by disclosing examples of the types of arrangements which may be prohibited because they “may create a conflict of interest,” such as: “accepting gifts of more than token value or receiving personal discounts or other benefits from a competitor, customer or supplier as a result of one’s position with the Company; receiving a loan or guarantee of an obligation from a competitor, customer or supplier as a result of one’s position with the Company; having an interest (other than routine investments in publicly traded companies) in a transaction involving the Company, a competitor, a customer or supplier; directing business to a supplier owned or managed by an AES person, or which employs, a relative or friend.” The disclosure also states that since not all types of prohibited transactions can be listed in the Code of Conduct, the Company encourages its people to seek advice before proceeding if there is any doubt regarding the appropriateness of an arrangement under the terms of the Code of Conduct.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers, page 63

11.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Legg Mason Capital Management, Inc., Barclays Global Investors and FMR LLC.

COMPANY RESPONSE: The Company will disclose in its 2010 proxy statement the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Legg Mason Capital Management, Inc., Barclays Global Investors and FMR LLC or other institution which has disclosed in its public filings that it has beneficial ownership of more than 5% of the Company’s common stock at that time to the extent such institutions have disclosed the names of such persons in such filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Zafar A. Hasan at 703-682-1110.

Sincerely,

/s/ VICTORIA D. HARKER
Victoria D. Harker
Chief Financial Officer

Zafar A. Hasan, The AES Corporation

5